UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GLOBUS MEDICAL, INC.
(Exact name of registrant as specified in charter)

DELAWARE	001-35621	04-3744954
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
2560 GENERAL ARMISTEAD AVENUE, AUDUBON, PA 19403
(Address of principal executive offices) (Zip Code)
(610) 930-1800
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) defines “Conflict Minerals” as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives tantalum, tin and tungsten. In 2013, Globus Medical sold certain medical devices that contained Conflict Minerals. In accordance with the rules promulgated pursuant to the Dodd-Frank Act, we conducted a reasonable country of origin inquiry with respect to those Conflict Minerals that were contained in the medical devices that we sold in 2013 and were not outside of the supply chain prior to January 31, 2013. All of those medical devices were manufactured for us by third party suppliers. Our inquiry included obtaining from all third party suppliers of our medical devices that contained those Conflict Minerals information regarding the source of those Conflict Minerals. This information included the name of the smelter that processed the Conflict Minerals that were not outside of the supply chain prior to January 31, 2013. Each of these smelters is on the Conflict Free Smelter List maintained by EEIC - GeSI.
Conclusion
Based on our reasonable country of origin inquiry, we have no reason to believe that any Conflict Minerals contained in medical devices manufactured for us in 2013 originated in the Democratic Republic of the Congo or an adjoining country.
This Conflict Minerals Disclosure is also available on our website at http://www.globusmedical.com/investors/conflict-minerals-disclosure.

Item 1.02 Exhibit
Not required.
Section 2 - Exhibits
Item 2.01 Exhibits
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBUS MEDICAL, INC.
(Registrant)

Dated:	May 30, 2014	/s/ DAVID D. DAVIDAR

David D. Davidar
Senior Vice President, Operations